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                            December 12, 2023

       Wing Wah Cheng
       Chief Executive Officer
       Samfine Creation Holdings Group Limited
       Flat B, 8/F, Block 4
       Kwun Tong Industrial Centre
       436-446 Kwun Tong Road
       Kwun Tong, Kowloon
       Hong Kong

                                                        Re: Samfine Creation
Holdings Group Limited
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed December 8,
2023
                                                            File No. 333-275498

       Dear Wing Wah Cheng:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 4, 2023 letter.

       Amendment No. 2 to Form F-1

       General

   1. We note your disclosure on the cover page that you expect to obtain CSRC approval prior to your offering and
listing, and also that you will not proceed with the initial public offering unless you
obtain approval from the CSRC. If you are requesting effectiveness of your Form F-1
registration statement before completing the CSRC process, please revise such disclosure
accordingly and additionally confirm in writing that you will notify us promptly of any changes
to your disclosure regarding or requested by the CSRC.
 Wing Wah Cheng
FirstName LastNameWing
                 Holdings Wah  Cheng
Samfine Creation          Group  Limited
Comapany12,
December  NameSamfine
              2023       Creation Holdings Group Limited
December
Page 2    12, 2023 Page 2
FirstName LastName
       Please contact Beverly Singleton at 202-551-3328 or Hugh West at 202-551-3872 if you
have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Erin Purnell at 202-551-3454 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing
cc:      Ying Li